August 12, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:
Application Pursuant to Section 2(a)(9) of the Investment
Company Act of 1940 for Determination that the Applicant
Does Not Control Morgan Stanley Eastern Europe Fund Inc. (originally named Morgan
Stanley European Emerging Markets Fund, Inc. and again changed to Morgan Stanley
Russia & New Europe Fund, Inc.)

Dear Sir/Madam:

City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM” and collectively with CLIG, “City of London”) hereby respectfully apply to the U.S. Securities and Exchange Commission’s Division of Investment Management (the “Commission”) for a determination, pursuant to Section 2(a)(9) of the Investment Company Act of 1940 (the “ICA” or the “1940 Act”), that, on the basis of the facts and circumstances more particularly described below, which City of London represents are true, that City of London does not control Morgan Stanley Eastern Europe Fund Inc.(“RNE”), notwithstanding City of London’s beneficial ownership of more than 25% of the outstanding common shares of RNE.

I.              Facts

A.           City of London’s Background

CLIM is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM’s clients are all accredited institutional investors.1  CLIG is the parent holding company for CLIM.

1  The CLIM-advised investment funds (“City of London Funds”) are: (1) The Emerging World Fund (“EWF”), a Dublin, Ireland listed open-ended investment company, (2) Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, (3) Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, (4) Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, (5) Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, (6) Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, (7) The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, (8) Global Absolute Return Fund (“GARF”), a private investment fund organized as a Delaware business trust, (9) GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario, and (10) Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund.  In addition, investment authority (the “Segregated Accounts”). there are 18 unaffiliated third-party segregated client accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

August 12, 2010

Each of the City of London Funds is comprised of a different mix of institutional investors, different weightings of investments, and different investment strategies.  The Segregated Accounts are similarly tailored individually to cater to the distinctive investment objectives of their respective account holders.

Because the City of London Funds and the Segregated Accounts have delegated to  City of London, as investment adviser, the sole power to direct the voting and disposition of the securities in their City of London - advised accounts, City of London may be deemed to be the “beneficial owner,” as that term is defined in SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), of those securities.

In the U.S., City of London invests principally in publicly traded, closed-end fund diversified management investment companies registered under the 1940 Act, which in turn invest in emerging markets.  City of London is a significant long-term U.S. closed-end fund investor, with more than $1.2 billion invested in U.S. registered closed-end funds.

 City of London has never sought, and does not presently intend to seek, to become the investment adviser to any publicly-traded investment company registered under the 1940 Act or otherwise engage in acts which are typically associated with “control” over such a company. City of London’s business model is strictly that of an outside, non-controlling investor, and it has no current aspirations to manage, advise or control any registered investment company in which it invests on behalf of its clients.  On only one occasion, several years ago, did City of London ever nominate directors for election to a closed-end fund.  Apart from serving as our nominees for that single election, those nominees have had no affiliation with City of London either before or after that election.  That fund was unaffiliated with RNE, and the directors City of London nominated were for a minority of that board’s seats

City of London wishes to promote growth in the closed-end fund industry by promoting good corporate governance, which it believes makes closed-end funds more attractive to investors.   For the past ten years, City of London has published a set of broad principles by which it believes closed-end funds should be governed.  City of London’s model principles are embodied in its annual publication, “Statement on Corporate Governance and Voting Policy for Closed-End Funds” (Seventh Edition, November 2009) (the “Statement”).  City of London publishes the Statement on its website http://www.citlon.com/special_reports/Corp_Governance.pdf, and sends the Statement to the managements of all funds for which City of London files a Schedule 13G or 13D.  City of London does from time to time communicate with management of funds in which it invests, in instances when we believe such funds’ practices contravene the principles set forth in the Statement.  City of London sees no conflict between its promotion of good corporate governance, and its role as an outside, non-controlling investor.

  City of London  has no standing policy to vote for or against the proposals, or to vote for or withhold votes from director nominees, sponsored by management or by other shareholders of any fund in which it is invested.  Rather, in each instance when City of London is afforded a choice in the exercise of its right to vote, it decides how to vote on an issue by issue and issuer by issuer basis, consistent with its fiduciary duties as an investment adviser.

August 12, 2010

City of London sets no artificial floors or ceilings in terms of what percentage of a closed-end fund’s equity securities it is willing to buy and hold.  Where it determines a fund’s shares continue to present a favorable investment opportunity for its clients, it sometimes acquires beneficial ownership of more than 25% of a class of a fund’s outstanding equity securities.  In all such instances, City of London purchases shares in excess of 25% with the same investment intent (described above) as it purchases shares below 25%.  That is the case with RNE, as discussed below.

B.           City of London’s Beneficial Ownership of RNE Shares

RNE is a closed-end investment management company, incorporated in Maryland, whose common shares are publicly traded on the New York Stock Exchange under the symbol “RNE.”  RNE invests in emerging European markets and is managed by Morgan Stanley Investment Management Inc. (“MS”).

City of London is a long-term investor in RNE, having first invested in RNE in January 1997 to gain Emerging European asset exposure for the City of London Funds and the Segregated Accounts, and having remained an investor in RNE continuously since.

In April 1997, Olliff & Partners PLC, (the original owner of City of London) filed its initial Schedule 13G for RNE with the U.S. Securities and Exchange Commission.  City of London filed amendments to its Schedule 13G in February 1998, January and December, 2002, March , October and December, 2003, February and  March 2004, December 2007, May and December, 2008 March, July, November and December 2009 and April 2010.  Over that period, from 1997 to April 2010, City of London’s beneficial ownership of RNE shares (as disclosed in its Schedule 13G filings) had grown to 954,350 common shares, or 23.18% of RNE’s common shares outstanding.  Since April, 2010, City of London has purchased an additional 198,072 RNE common shares increasing its beneficial ownership to 1,152,422 shares, or 28.00% of RNE’s common shares outstanding.

City of London has never had any agreements, arrangements or understandings concerning RNE with RNE, MS, any other RNE shareholder, or any person affiliated (as such term is defined in Section 2(a)(3) of the 1940 Act) with RNE, MS, or such shareholders.  No representative or nominee of City of London, and no person affiliated with City of London has ever served as an officer, director, portfolio manager or investment adviser to RNE.  City of London has not nominated or suggested the appointment or election of any person or company for any office or other position at RNE.  City of London has not conducted, and does not presently intend to conduct, any proxy solicitation or exempt solicitation,  for the election of any directors or for or against any resolutions for which RNE has solicited or may solicit shareholder votes."

City of London has never attended a RNE board meeting, and has never been consulted by RNE with respect to investment decisions of RNE.  All RNE shares purchased on behalf of the City of London Funds and the Segregated Accounts by City of London were acquired, have been held, and will be held for the benefit of the City of London Funds and the Segregated Accounts without the purpose or effect of changing or influencing control of RNE.

August 12, 2010

C.           RNE’s Corporate Structure

The control of RNE is vested exclusively with its board of directors.  See, Article Sixth, Section 1 of the Articles of Incorporation, (“All corporate powers and authority of the Corporation (except as at the time otherwise provided by statute, by these Articles of Incorporation or by the By-Laws) shall be vested in and exercised by the Board of Directors.”); Article SIXTH, Section 2 (“ The Board of Directors shall have the sole power to adopt, alter or repeal the By-Laws of the Corporation except to the extent that the By-Laws otherwise provide.   The provisions of this Section 2 of this Article Sixth may not be amended, altered or repealed except by the vote of three-fourths of the shares of capital stock of the Corporation outstanding and entitled to vote thereupon voting together as a single class.”). See RNE Amended and Restated Bylaws as of July 31, 2003 (“The business and affairs of the Corporation shall be conducted and managed by a Board of Directors.  All powers of the Corporation shall be exercised by the Board of Directors except as conferred on or reserved to the stockholders by statute”).

RNE’s Articles of Incorporation, at Article FIFTH provide that RNE’s board of directors are divided into three classes, each serving staggered three-year terms and until their successors are elected and qualified.  The Articles provide that the number of directors may be fixed by the By-Laws, and that such number may be increased or decreased by the majority vote of the then-sitting directors within limits set by the By-Laws.   ARTICLE FIFTH provides further that its provisions, which include the delegation to the By-Laws (and therefore the then-serving majority of the Board) exclusively to determine (and change at will) the number or directors (with a minimum of three),  may be amended, altered or repealed only by a vote of 75% of the total shares of the Corporation outstanding.

Section 2.2 of RNE’s By-Laws provide for a variable number of directors ranging from a minimum (set by the Articles of Incorporation) of 3 to a maximum of 14.  The number of RNE directors is currently 9, divided among 3 classes, each with 3 directors.”  See, RNE’s 2010 Proxy Statement.

However,  the Board’s 9-member size, and even the By-Law’s current 14 director maximum (but not the 3 director minimum)  may be increased at any time by majority vote of those same then-current directors (and the vacancies filled by the vote of those same directors), as authorized by By-Law Section 2.5 (“Increase or Decrease in Number of Directors”) which provides that “The Board of Directors, by the vote of a majority of the entire Board, may increase the number of Directors and may elect Directors to fill the vacancies created by any such increase in the number of Directors until the next annual meeting of stockholders or until their successors are duly chosen and qualified. The Board of Directors, by the vote of a majority of the entire Board, may likewise decrease the number of Directors to a number not less than that permitted by law.”  Moreover, even these procedures could be changed and new rules adopted to help the incumbent board further prolong its control of RNE, via use of By-Law Article X (“Amendment of By-Laws) which provides: “The By-Laws of the Corporation may be altered, amended, added to or repealed only by the majority vote of the entire Board of Directors”).

August 12, 2010

Accordingly, RNE’s board of directors has virtual blank check authority under its articles of incorporation and Bylaws to increase the size of the board, and to appoint directors to fill those seats at any time.  These powers may be available to the then-current Board to prolong its control beyond two consecutive losses of seats in contested elections of directors, which would otherwise result in a change of control.

The affirmative vote of 75% or more of the Fund's outstanding shares is required to amend, alter or repeal the provisions in the Fund's Articles of Incorporation relating to amendments to the Fund's By-Laws or to removal of Directors. See Form N-2 (May 22, 2006 – Prospectus to the rights offering)Anti-takeover Provisions in the Charter Documents.  ‘‘Management of the Fund—Directors and Officers of the Fund.’’

Further, Article FOURTH, Section 7 of the Articles of Incorporation require  the affirmative vote of the holders of 75% or more of the outstanding shares is required to, among other acts, (a) convert the Fund from a closed-end to an open-end investment company, (b) merge or consolidate with any other entity or enter into a share exchange transaction in which the Fund is not the successor corporation, (c) dissolve or liquidate the Fund, (d) sell all or substantially all of its assets, or (e) cease to be an investment company registered under the 1940 Act.  ARTICLE NINTH of the Articles of Incorporation  provides that the foregoing provisions may be amended, altered or repealed only by the vote of 75% of the shares of common stock outstanding and entitled to vote. Such super-majority voting provisions may be reduced to a simple majority only by the affirmative vote of at least 70% of the entire Board of Directors.  The Fund’s rights offering prospectus  (1940 Act File No. 811-08346 filed 6-29-2006) describes the principal purpose of the above provisions  as “to increase the Fund's ability to resist takeover attempts and attempts to change the fundamental nature of the business of the Fund that are not supported by either the Board of Directors or a large majority of the stockholders. These provisions make it more difficult to liquidate, take over or open-end the Fund and thereby are intended to discourage investors from purchasing its shares with the hope of making a quick profit by forcing the Fund to change its structure.”  The Fund’s rights offering prospectus declares candidly that “these provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund,…”

D.           Maryland Corporate Law

RNE is a Maryland corporation.  The power to manage a Maryland corporation is vested exclusively with its board of directors.  Maryland General Corporation Law (“MGCL”) Section 2-401(a)(“The business and affairs of a Maryland corporation shall be managed under the direction of a board of directors.”); Warren v. Fitzgerald, 189 Md. 476, 488 (Md. 1948)(“[A] corporation’s ordinary business powers are vested in its directors[.]”).

Until recently, shareholders of a Maryland corporation had rights to petition a Maryland court for dissolution of the corporations under certain circumstances.  In particular, MGCL Section 3-413(a)(2) had permitted a shareholder entitled to cast at least 25% of all the votes entitled to be cast in

August 12, 2010

the election of directors to petition a court of equity to dissolve the corporation on the ground that the “stockholders are so divided that directors cannot be elected.”  Section 3-413(b)(1) extended the same right to any stockholder entitled to vote in the election of directors if the stockholders “have failed, for a period which includes two successful annual meeting dates, to elect successors to directors whose terms would have expired on the election and qualification of their successors . . . .”  However, effective June 1, 2010,  Section 3-413 was amended to exempt from its coverage corporations with a class of equity securities registered under the Securities Exchange Act of 1934, thus removing RNE and virtually every other publicly traded Maryland corporation from the section’s provisions.

It is presently unknown to City of London whether RNE has opted or will opt into the Maryland Control Share Acquisition Act (MD CORP & ASSNS §§ 3-701 et. seq.)(the “MCSAA”), which provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.2

II.            Legal Analysis

Section 2(a)(9) of the 1940 Act - Presumption of Control

Section 2(a)(9) of the 1940 Act defines the term “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”  Section 2(a)(9) also states that persons who beneficially own, either directly or indirectly, more than 25% of the voting securities of a company are presumed to control that company.  Persons who do not meet this 25% threshold are presumed not to control such a company.  Section 2(a)(9) states that these presumptions may be rebutted by evidence, but “shall continue until a determination to the contrary [is] made by the Commission by order either on its own motion or on application by an interested person.”3

Accordingly, pursuant to Section 2(a)(9), through the mere act, without more, of City of London’s beneficial ownership of more than 25% of RNE’s common shares outstanding, City of London is presently presumed to control RNE.

However, the presumptions created by Section 2(a)(9) are merely presumptions, not evidence. See, e.g., In re FunMSental Investors, SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962); Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968).  Presumptions provide no evidentiary weight.  See, e.g., Tenneco Chems. Inc. v. William T. Burnell & Co., 691 F.2d 658, 663 (4th Cir.1982)(“It is axiomatic that a presumption is not evidence and disappears in the face of evidence sufficient to rebut it.”).

2 Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in excess of 10% or more of the voting power of the issuer.  MD CORP & ASSNS § 3-701.

3 Although Section 2(a)(9) specifically refers to a determination of control by the Commission, the Commission has stated that federal courts share concurrent jurisdiction to determine control under this section.  See In re FunMSental Investors, Inc., et al., SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962).  The Second Circuit has accepted the Commission’s views without further analysis.  See Willheim v. Murchison, 342 F.2d 33, 38 n.6 (2d Cir., 1965); SEC v. S&P Corporation, 360 F.2d 741, 749 (2d Cir. 1966).

August 12, 2010

The standard for whether a shareholder “controls” a registered investment company is whether, under the facts and circumstances of the particular case, the shareholder actually had the power to exercise a controlling influence over the management or policies of that investment company.  See Haberman v. Murchinson, 468 F.2d 1305, 1316 (2d Cir. 1972), referencing Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968)(“The claim that the Murchisons sold management control of Allegheny is refuted by the simple fact that Gamble never acquired control.  During the fourteen months between the agreement and the installation of the Kirby board, the Murchison group retained eight of the ten seats on the Board, continued to exercise firm control, and, indeed, rejected Gamble’s position on a number of significant issues.  In view of these facts, the District Court was amply justified in disallowing appellant’s claim that the Murchisons sold control to Gamble.”).

An investor with minimal or even no equity may control an investment company,4 while  an investor with far more than 25% may not have the actual requisite power to exercise a controlling influence over the management or policies of that company.5

III.           City of London Does Not Have the Power to Exercise a
Controlling Influence Over the Management or Policies of RNE

As discussed above, both Maryland law and RNE’s articles of incorporation give RNE’s board of directors exclusive control over RNE.

 RNE’s classified board structure makes it impossible for shareholders to obtain a majority of seats on the board of directors in any one year’s election.  Assuming a shareholder nominates directors for election to the board in opposition to RNE’s board’s nominees, it would take at least 2 “successful” election contests within 3 years for holders of a majority of RNE’s shares to win majority representation on the RNE board.  RNE’s board’s ability to increase its size and appoint directors to the vacant seats gives it the ability to prevent shareholders from winning a majority of seats even if they won two consecutive elections. Moreover, even if that did not occur, it would require the affirmative vote of at least 70% of the board, to reduce from 75% to a simple majority the vote required of shareholders to exercise the types of powers typically associated with control of a corporation, i.e., to vote to approve any of the actions enumerated in ARTICLE FOURTH, Section 7 of RNE’s Articles of Incorporation.

4 See In re Investors Mutual, Inc. et al., SEC Rel. No. IC-4595, 42 S.E.C. 1071 (May 11, 1966)(stating “In addition to voting power, historical, traditional or contractual associations of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of control.”)(emphasis added).  See also Exemption of Transaction by Investment Companies with Certain Affiliated Persons, SEC Rel. No. IC-10698, n.2 (May 17, 1979) (citing In re FunMSental Investors as standing for the proposition that “no person may rely on the presumption that less than 25 percent ownership is not control when, in fact, a control relationship exists under all the facts and circumstances.”).

5 See Dimensional Fund Advisers Inc., Investment Company Act Release No. 16911 (Apr. 12, 1989) (the control presumption of a passive shareholder who owned 30.23% of company’s stock was deemed rebutted); Hartwell & Campbell Fund, Inc., et al., Investment Company Act Release No. 8453 (Aug. 9, 1974)(determining that a 33% owner of the outstanding voting shares of a corporation did not exert actual control over that corporation, and had therefore rebutted the control presumption of § 2(a)(9)); Am. Century Co, Inc., et al., SEC No-Action Letter, 1997 WL 803129 (December 23, 1997) (Commission issued a No-Action letter to J.P. Morgan when it sought to purchase a 45% equity interest (but with only 10.83% voting power) of the outstanding shares of American Century Companies, notwithstanding that by contract with the holder of the majority of the voting power, J.P. Morgan could designate two members to American Century’s board of directors and, under certain circumstances, had the right to replace American Century’s management). Cf. Phillips v. SEC, 388 F.2d at 970-71(lack of power of 15% stockholder and president of company to secure a majority of the seats on the board of directors significantly weighed against a finding of control).

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Moreover, under the MCSAA, RNE may adopt provisions which eliminate the rights of certain shareholders to vote shares of stock in excess of 10% of the RNE shares outstanding.

Finally, the statutory rights formerly held by 25% shareholders in Maryland to seek judicial dissolution of a Maryland corporation, were eliminated with respect to RNE on June 1, 2010.

Here, although City of London does have beneficial ownership of more than 25% but less than a majority of RNE’s common shares outstanding, the facts demonstrate that it does not have the power to exercise a controlling influence over the management or policies of RNE.  RNE’s Articles of Incorporation and By-Laws are structured deliberately to prevent even a majority shareholder from having the power to exercise a controlling influence over RNE.  Hypothetically, a majority shareholder could, over the course of two consecutive years’ elections of directors, obtain such powers through the sponsorship of its own candidates for election to the Board, provided that the incumbent Board majority did not adopt measures in the interim to stymie, or at least further delay, such acquisition of a controlling influence, including but not limited to increasing the size of the Board and filling the vacancies with its persons loyal to them.  City of London’s only relationship with RNE was (and remains) that of an arm’s length outside investor.  RNE’s present, long-serving, board of directors controls RNE and City of London has no power to or intention of unseating a majority of the board and thereby divesting them of such control.  City of London’s beneficial ownership of more than 25% of the common stock of RNE provides it with no power to exercise a controlling influence over the management or policies of RNE.

On the basis of the facts and circumstances cited in this letter, which City of London represents are true, City of London requests the Commission’s determination that it does not control RNE.  City of London fully recognizes that any order of the Commission to that effect would be based upon the facts known to the Commission at the time of its issuance, and Section 2(a)(9) provides that such order may at any later time be revoked or modified based upon changed circumstances such that the Commission might find that “the determination embraced in such original order is no longer consistent with the facts.”

Very truly yours,

Barry M Olliff, Chief Investment Officer